Exhibit (e)(15)

POWER MEDICAL INTERVENTIONS, INC.

2021 Cabot Boulevard

Langhorne, PA 19047

August     , 2009

[Holder Name]

[Holder Address]

Dear [Holder Name]:

On July 28, 2009, Power Medical Interventions, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United States Surgical Corporation and Covidien Delaware Corp. Pursuant to the Merger Agreement, Covidien Delaware Corp. will commence a tender offer (the “Offer”) to purchase all of the Company’s outstanding shares of Common Stock, par value $0.001 per share, (the “Shares”), for $2.08 per Share, without interest, in cash (the “Offer Price”). After the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Covidien Delaware Corp. will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of United States Surgical Corp. (the “Transaction”). The purpose of this letter agreement is to come to an agreement with respect to, and/or otherwise explain how the Transaction will affect all outstanding warrants held by you to purchase Shares (the “Warrants”).

A condition pursuant to the Merger Agreement is that the Company issue this letter and request that you agree in writing on or before ten calendar days from the date hereof that the Warrants shall terminate as of immediately prior to the Effective Time (as defined in the Merger Agreement) without any payment payable with respect thereto. Accordingly, the Company hereby requests that you unconditionally consent and agree that, notwithstanding anything to the contrary contained in the Warrants, the Warrants, and all right, title and interest you may have in or to the Warrants and the Shares for which such Warrants are exercisable (including any payments, dividends or other distributions paid or payable thereon) shall hereby terminate as of immediately prior to the Effective Time, and the Company shall hereby be irrevocably and unconditionally released from all of its obligations to you under the Warrant, by executing and returning a signed copy of this letter agreement on or before ten calendar days from the date hereof to Justin Vogel, Vice President of Financial Reporting, Power Medical Interventions, Inc., 2021 Cabot Boulevard, Langhorne, PA 19047 (facsimile: (267) 775-8182; e-mail: jvogel@pmi2.com).

In the event that you do not execute and return this letter agreement in accordance with the terms hereof, any Warrant whether vested or unvested, shall become a warrant to acquire the Merger Consideration (as defined in the Merger Agreement ) with respect to each Share that you would have been entitled to receive had you exercised such Warrant in full immediately prior to the Effective Time, and each such Warrant shall otherwise be on the same terms and conditions as were applicable under such Warrant immediately prior to the Effective Time, including without limitation the same exercise price per share.

Your agreement and consent shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to conflicts of law rules of such state.

If you have any questions about this letter agreement, please call Brian M. Posner, Chief Financial Officer of the Company, at (267) 775-8135, for more information.

Sincerely,

Brian M. Posner

Chief Financial Officer

By signing this letter agreement below, you unconditionally consent and agree that all Warrants held by you shall terminate as of immediately prior to the Effective Time:

[Holder Name]